AD 9/11

BB 8/31

SECURITIES AND EXCHANGE COMMISSION

06009931

SEC MAIL PROCESSING SECTION RECEIVED AUG 28 2006 WASH, D.C. 160

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 34870

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2005 (MM/DD/YY) AND ENDING June 30, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Richey Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 E. Wilshire Avenue, Suite 307

(No. and Street)

Fullerton, CA 92832-1959

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J.H. Richey (714) 449-9696

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William E. Costello, CPA

(Name – *if individual, state last, first, middle name*)

16055 Ventura Blvd., Suite 1212, Encino, CA 91436

(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED SEP 21 2006 E THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/20 BB

OATH OR AFFIRMATION

I, J. H. Richey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Richey Financial Group, Inc., as of June 30, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

CELIA V. GARCIA
Commission # 1545095
Notary Public — California
Orange County
My Comm. Expires Jan 16, 2009

This report ** contains (check all applicable boxes):

- XX (a) Facing Page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- XX (d) Statement of Changes in Financial Condition.
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- XX (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital.
- XX (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- XX (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- XX (o) Report of Certified Public Accountant

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RICHEY FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2006 and 2005

with

REPORT OF CERTIFIED PUBLIC ACCOUNTANT

William E. Costello, CPA

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Richey Financial Group, Inc.

I have audited the accompanying balance sheets of Richey Financial Group, Inc. as of June 30, 2006 and 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Richey Financial Group, Inc. as of June 30, 2006 and 2005, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I II and III are presented for purposes of additional analysis and is not a required part of the basic financial statements. Schedule II is supplementary information required by rule 17a-5 for the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William E. Costello, CPA
August 10, 2006

RICHEY FINANCIAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2006 AND 2005

ASSETS

	2006	2005
Cash	$ 37,597	$ 59,991
Accounts receivable	241	113
Securities available for sale	60,992	53,691
Other receivables and miscellaneous assets		6,398
Total Assets	$ 98,830	$ 120,193

LIABILITIES AND STOCKHOLDERS' EQUITY

	2006	2005
Accounts payable	$ 7,796	$ 8,839
Income taxes payable	3,200	
Deferred income taxes	1,650	
Total Liabilities	12,646	8,839
Stockholders' Equity		
Common Stock	1,000	1,000
Paid-in Capital	87,000	87,000
Retained earnings	(1,816)	23,354
	86,184	111,354
Total Liabilities and Equity	$ 98,830	$ 120,193

See Accompanying Notes

RICHEY FINANCIAL GROUP, INC.
STATEMENT OF INCOME
FOR THE YEARS ENDED JUNE 30, 2006 AND 2005

	2006	2005
REVENUES		
Commissions	136,378	130,570
Investment income	7,301	5,214
Total Revenue	143,679	135,784
EXPENSES		
Commissions	97,697	102,423
Legal and accounting	2,810	3,545
Regulatory fees	1,705	1,849
Office expense	2,994	4,287
Insurance	17,993	18,588
Total Expenses	123,199	130,692
Income before income tax provision	20,480	5,092
Income tax provision	5,650	800
NET INCOME	$ 14,830	$ 4,292

See Accompanying Notes

RICHEY FINANCIAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED JUNE 30, 2006 AND 2005

	Common Stock	Paid-in Capital	Retained Earnings (Deficit)
Balance at June 30, 2004	$ 1,000	$ 87,000	$ 19,062
Net Income			4,292
Balance at June 30, 2005	1,000	87,000	23,354
Net income			14,830
Dividend			(40,000)
Balance at June 30, 2006	$ 1,000	$ 87,000	$ (1,816)

See Accompanying Notes

RICHEY FINANCIAL GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2006 AND 2005

	2006	2005
OPERATING ACTIVITIES		
Net income	$ 14,830	$ 4,292
Adjustments to reconcile net income to cash provided (used) by operating activities:		
Changes in operating assets and liabilities:		
Decrease (increase) in accounts receivable	(128)	38,627
Decrease (increase) in Securities	(7,301)	(5,214)
Decrease (increase) in other receivables	6,398	
Increase (decrease) in accounts payable	(1,043)	(27,582)
Increase (decrease) in income taxes payable	3,200	
Increase (decrease) in deferred income taxes	1,650	
Net cash provided by operating activities	17,606	10,123
Cash used in investment activities:		
Dividends	(40,000)	
Net cash used in investment activities	(40,000)	
(Decrease) increase in cash	(22,394)	10,123
Cash at beginning of year	59,991	49,868
Cash at end of year	$ 37,597	$ 59,991

See Accompanying Notes

RICHEY FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2006 AND 2005

1. SIGNIFICANT ACCOUNTING POLICIES

Securities owned are valued at market value. Any resulting difference between cost and market (or fair value) will be included in income.

Management uses estimates and assumptions in preparing financial statements. These estimates and assumptions affect the amounts of assets and liabilities and the reported revenues and expenses.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (as defined) shall not exceed 8 to 1 in the first year and 15 to 1 thereafter. At June 30, 2006 the Company had net capital of $76,829, which was $71,829 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.16 to 1.

3.CAPITAL STOCK

The Company has authorized 1,000,000 shares of common stock without par value. As of June 30, 2006 the Company had issued and outstanding 1,000 shares of stock with a stated value of $1.00 per share.

4.INCOME TAXES

Income taxes are provided based upon accounting income. Deferred taxes are based on the market value increase in securities which has not been realized for income tax purposes.

5.RELATED PARTIES

The Company made payments to related parties for various costs and expenses during the fiscal year ended June 30, 2006. The payments were made at the same rates as paid to outside third parties, were reimbursements of cost or a rate no greater than would have been paid to an outside party.

Payments were made for:

Commissions	$18,115

SUPPLEMENTAL INFORMATION

Schedule I

RICHEY FINANCIAL GROUP, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEARS ENDED JUNE 30, 2006 AND 2005

Subordinated liabilities at June 30, 2004	$	0
Increases		0
Decreases		0
Subordinated liabilities at June 30, 2005		0
Increases		0
Decreases		0
Subordinated liabilities at June 30, 2006	$	0

Schedule II

RICHEY FINANCIAL GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2006

NET CAPITAL	
Total stockholders' equity	$86,184
Deduct stockholders' equity not allowable for net capital	0

Total stockholder's equity qualified for net capital	86,184
Add:	
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	0
B. Other (deductions) or allowable credits	0

Total capital and allowable subordinated liabilities	86,184
Deductions and/or charges:	
A. Non-allowed assets:	
Other receivables	85
Other assets	

Net capital before haircuts on securities positions	86,099
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)):	
A. Contractual securities commitments	0
B. Deficit in securities collateralizing secured demand notes	0
C. Trading and investment securities:	
Other securities	9,270
D. Undue concentration	0
E. Other - Thinly Traded Issues	0

Net capital	76,829
	=======

Schedule II
(Continued)

RICHEY FINANCIAL GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2006

AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Accounts Payable and payments to brokers	$12,646
	$12,646
	=======
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required:	
Greater of $5,000 or 6 2/3% of aggregate indebtedness ($847)	$5,000
Excess net capital	71,829

	$76,829
	=======
Ratio: Aggregate indebtedness to net capital	0.16
	=======
RECONCILIATION WITH COMPANY'S COMPUTATION (included in part II of Form X-17A-5 as of June 30,2006)	
Net capital, as reported in Company's Part II (Unaudited) FOCUS Report	$76,829
Adjustments affecting net capital	

Net capital per above	$76,829
	=======

Schedule III

RICHEY FINANCIAL GROUP, INC.
EXEMPTIVE PROVISIONS
FOR THE YEARS ENDED JUNE 30, 2006 AND 2005

Richey Financial Group, Inc. is exempt from Rule 15c3-3 under provisions of paragraph (k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis. The clearing firm is Fleet Securities, Inc., SEC# 8-223522.

W. E. COSTELLO, CPA
16055 VENTURA BOULEVARD, SUITE 1212
ENCINO, CALIFORNIA 91436

Board of Directors
Richey Financial Group, Inc.

I have examined the financial statements of Richey Financial Group,Inc for the year ended June 30, 2006, and have issued my report thereon dated August 10, 2006. As part of my examination, I made a study and evaluation of the Company's system of internal control (which includes the procedures for safeguarding securities) to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal control of Richey Financial Group, Inc. taken as a whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, I believe that the Company's practices and procedures were adequate at June 30, 2006, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Security Dealers, Inc. and should not be used for any other purpose.

William E. Costello, CPA
August 10, 2006